

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

February 23, 2016

David Reis
Chief Executive Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, MN 55344

> **Re:** **Stratasys Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 001-35751**

Dear Mr. Reis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark P.. shuman

Mark P. Shuman
Branch Chief—Legal
Office of Information Technologies
and Services